September 12, 2007

Filed pursuant to Rule 433

Registration No. 333-141868

Final Term Sheet

USD 4,000,000,000 4.50% Global Notes due September 21, 2009

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 4,000,000,000

Denomination:	USD 1,000

Maturity:	September 21, 2009

Redemption Amount:	100%

Interest Rate:	4.50% per annum, payable semi-annually in arrears

Date of Pricing:	September 12, 2007

Closing Date:	September 19, 2007

Interest Payment Dates:	March 21 and September 21 in each year

First Interest Payment Date:	March 21, 2008 (for interest accrued from and including September 19, 2007, to but excluding March 21, 2008)

Interest Payable on First Interest Payment Date:	USD 91,000,000 (for aggregate principal amount of USD 4,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	100.00%

Underwriting Commissions:	0.05%

Proceeds to Issuer:	99.95%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769CK8

ISIN:	US500769CK87

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Credit Suisse
Goldman Sachs International
HSBC

Co-lead Managers:	Barclays Capital
Citigroup
JPMorgan
Lehman Brothers
Mizuho International plc
Morgan Stanley
Nomura International
RBC Capital Markets
TD Securities
UBS Investment Bank

Stabilization Manager:	Credit Suisse

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000158/f01596e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000375/f01759e18vkza.htm#105. Alternatively, the manager will arrange to send you the prospectus, which you may request by calling toll-free +1-800-221-1037.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.